Exhibit 99.3

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Suite 1225, 555 Burrard Street, Vancouver, BC V7X 1M9 ׀ Phone: 604-633-4888 Fax: 604-633-4887

www.alexcoresource.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF Contents

1. FOURTH QUARTER AND FULL YEAR 2020 HIGHLIGHTS	2

2. OVERVIEW OF THE BUSINESS	3

3. BUSINESS DEVELOPMENTS	3

4. OUTLOOK AND STRATEGY	4

5. RESULTS OF OPERATIONS	6

6. FINANCIAL RESULTS	6

7. LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES	8

8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS	11

9. RELATED PARTY TRANSACTIONS	14

10. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	14

11. NON-GAAP MEASURES	14

12. DISCLOSURE CONTROLS AND PROCEDURES	15

13. RISK FACTORS	16

14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	24

15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES	25

16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES	27

Alexco Resource Corp. ׀ Page 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 11, 2021 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2020 (“FY 2020”) compared to the year ended December 31, 2019 (“FY 2019”).

The following information should be read in conjunction with the Corporation’s December 31, 2020 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com, the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development, operations and mineral resources has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

All dollar figures are expressed in Canadian dollars unless otherwise stated.

1. FOURTH QUARTER AND FULL YEAR 2020 HIGHLIGHTS

On June 24, 2020, the Corporation announced that, subject to receipt of the final amended and renewed water use license (“WUL”), it was moving forward with final development of its mines at Keno Hill (“KHSD”, “Keno Hill”, or the “District”) with start-up activities, mill commissioning activities, and capital projects and their related costs commencing in the third quarter of 2020 (“Q3 2020”). In Q3 2020 and the fourth quarter of 2020 (“Q4 2020”), the majority of corporate activity and expenditures were focused on start-up and commissioning activities associated with this decision.

Corporate

•	The Corporation’s cash and cash equivalents as at December 31, 2020 totaled $23,742,000 compared to $6,841,000 as at December 31, 2019, while net working capital totaled $15,353,000 compared to $10,090,000 as at December 31, 2019 (see “Non-GAAP Measures” in Section 11 of the MD&A for the year ended December 31, 2020). The Corporation’s restricted cash and deposits as at December 31, 2020 totaled $2,932,000 compared to $2,777,000 as at December 31, 2019.

•	The Corporation reported an operating loss of $11,605,000 for Q4 2020, compared to an operating loss of $4,598,000 for the quarter ended December 31, 2019 (“Q4 2019”). The Corporation reported an operating loss of $22,333,000 for FY 2020, compared to an operating loss of $11,928,000 for FY 2019. The increase in operating loss from FY 2019 to FY 2020 is primarily a result of start-up related mine site expenses of $7,449,000 at the Bellekeno mine and refurbishment work at the Keno Hill mill throughout the last half of 2020, and a write-down of $2,773,000 of non-current ore in underground stockpile during Q4 2020.

•	On February 14, 2020, Alexco entered into a share purchase agreement (the “AEG Sale Agreement”) for the sale of its wholly owned subsidiary environmental consulting business, Alexco Environmental Group (“AEG”), to AEG’s executive management (“AEG Management”) led by AEG’s President (a related party transaction due to the AEG President being a key member of management of Alexco). Under the terms of the AEG Sale Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. This balance consisted of $12,100,000 in cash and a $1,250,000 promissory note.

Financing and Other Activities

•	On March 27, 2020, the Corporation completed an equity financing and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948 (the “March 2020 Offering”).

•	On July 7, 2020, the Corporation completed an equity financing and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30,013,620 (the “July 2020 Offering”).

•	On August 5, 2020, the Corporation entered into an amended and restated agreement with Wheaton Precious Metals Corp. (“Wheaton”) with respect to the streaming agreement between the two companies (see press release dated June 24, 2020, entitled “Alexco Moves Forward to Production at Keno Hill”).

Alexco Resource Corp. ׀ Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Mine Operations and Exploration, 2020 Results

•	In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham silver deposits. Subsequently, in August 2020, with a completed pre-feasibility study of Keno Hill, receipt of all necessary permits, finalization of the Wheaton stream amendment, and completion of the necessary financing, the Flame & Moth and Bermingham mineral deposits transitioned from exploration and evaluation properties to mining development properties.

•	On July 23, 2020, the Corporation received the final amended and renewed water use license (“WUL”) for Keno Hill from the Yukon Water Board. The WUL authorizes Alexco to source and use water, as well as deposit designated waste streams into approved facilities in and around planned production centers at the Bellekeno, Flame & Moth, and Bermingham deposits.

•	During Q4 2020, the Corporation announced initial mill commissioning and lead (“Pb”)/silver (“Ag”) and zinc (“Zn”) concentrate production from processing Bellekeno ore. Concentrate produced in 2020 was stockpiled for shipping in 2021.

Subsequent to year end:

•	On January 4, 2021, the Corporation sold its net smelter return (“NSR”) royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project to Wheaton for total cash consideration of $4,500,000.

•	On January 19, 2021, the Corporation reported results from its 2020 surface exploration drilling program, completing 7,653 meters (“m”) of core drilling in 14 holes (see press release dated January 19, 2021, entitled “Alexco Extends Bermingham and High-Grade Mineralization at Depth, Intersects 3,583 g/t Silver Over 8.76 Meters True Width and Other Significant Results”).

•	On January 28, 2021, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share.

2. OVERVIEW OF THE BUSINESS

The Corporation owns the majority and most prospective part of the historic Keno Hill Silver District, located in Canada's Yukon Territory. The Bellekeno silver mine, a high-grade silver operation, commenced commercial production at the beginning of 2011 and was Canada's only operating primary Ag mine from 2011 to 2013, producing a total of 5.6 million (“M”) ounces (“oz”) of Ag during the 2010 – 2013 period. In September 2013, the Corporation suspended Bellekeno mining operations in light of sharply reduced Ag and base metal prices. Since the suspension, the Corporation focused on advancing the Flame & Moth and Bermingham deposits, renegotiating third party contracts, and reviewing opportunities to reduce future mine operating costs and improve operating efficiencies related to future mine operations at Keno Hill. This work culminated with the announcement of the pre-feasibility study (“PFS”) results in March 2019 and the publication of the PFS in May 2019, as amended in February 2020. In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham deposits. Extraction of “startup ore” from the Bellekeno mine began in November 2020 and will continue into the second quarter of 2021 (“Q2 2021”) concurrent with underground development activities at the Flame & Moth and Bermingham mines. Bellekeno start-up ore provided feed for mill commissioning and concentrate production beginning in November 2020 and continuing into the first quarter of 2021 (“Q1 2021”).

Keno Hill lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the District including exploration, care and maintenance, historic District closure activities, and mine production.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (under the symbol AXU).

3. BUSINESS DEVELOPMENTS

Development Decision at Keno Hill

Alexco’s current focus is completing the development of the Bermingham and Flame & Moth deposits and reaching commercial production of mining operations at Keno Hill. Alexco has the requisite permits and authorizations, comprising a Quartz Mining License (“QML”) and WUL, for ore production from the Flame & Moth, Bermingham, and Bellekeno deposits (“Keno Hill Mining Properties”), and the District’s mill facility for the next 15 years.

In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham silver deposits. In August 2020, with a completed PFS, receipt of all necessary permits, finalization of the Wheaton stream amendment, and completion of the necessary financing, the Flame & Moth and Bermingham mineral deposits transitioned from exploration and evaluation properties to mining development properties.

In November 2020, the Corporation announced mill commissioning and initial Pb/Ag and Zn concentrate production. The initial ore source for mill commissioning was the Bellekeno underground mine where drilling, blasting, and extraction of ore from long hole stopes continues into Q1 2021. During the year ended December 31, 2020, initial concentrate resulting from mill commissioning activities was stockpiled for shipping in Q1 2021.

In 2020 Ocean Partners was selected as the concentrate off-take provider for both the Pb/Ag and Zn concentrates to be produced at Keno Hill. Both concentrates are being transported to and processed at a North American smelter.

The Corporation continues to recruit and onboard the mine operations team. Key managers, site supervisors and mine engineering staff are all in place and the current focus continues to be the onboarding of geologists, underground miners, and maintenance specialists. The head count at Keno Hill as of December 31, 2020 was 130 employees and 18 contractors. Over 80% of the Alexco employees currently hired are from the Yukon and British Columbia including citizens of the FNNND.

With the significant increase in underground and district-wide operating activities at Keno Hill, the safety performance of all employees and contractors remains excellent and exemplifies the culture of safety excellence instilled at Keno Hill. The Company’s safety record has now exceeded over 10 years without a Lost Time Accident. The Company’s strict COVID-19 management protocols and operating practices remain in place and are continuously reviewed to comply with the guidelines of the Yukon Chief Medical Officer.

Alexco Resource Corp. ׀ Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

2020 Exploration Program

On January 19, 2021, the Company reported results from its 2020 surface exploration drilling program that focused on the Bermingham Northeast Deep zone located at depth, approximately 150 m below the existing mineral resource that is currently in development for ore production beginning in Q2 2021. The 2020 exploration program was designed to drill approximately 100 m sections to trace the deeper zone southwest and northeast along strike within the favourable mineralization corridor. The program completed 7,653 m of core drilling in 14 holes and focused on a 550 m long structurally controlled sub-horizontal elongated zone in the same structural and stratigraphic setting that contains the high-grade mineralization initially discovered in 2018 below the Bermingham mineral resource (see press release, dated January 19, 2021, entitled “Alexco Extends Bermingham and High-Grade Mineralization at Depth, Intersects 3,583 g/t Silver Over 8.76 Meters True Width and Other Significant Results”).

COVID-19

During the year, the Corporation has made significant efforts to safeguard the health of its employees and the communities within which we operate, while continuing to operate safely and maintaining essential business activity. To support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic, the Corporation suspended underground development of the Bermingham and Flame & Moth deposits at Keno Hill from March to July 2020. While development activities at these deposits resumed, thereafter in early November 2020, the Yukon Government reinstated mandatory isolation requirements for anyone entering the Yukon. This requirement caused additional delays in capital development activity while new alternative isolation plans have been developed and subsequently approved by the Yukon regulators and health officials. The extended period to develop and implement the new self-isolation plan has resulted in the Corporation focusing its reduced underground workforce and resources on the Bermingham deposit while temporarily idling the development at Flame & Moth, which subsequently resumed in early February 2021. The Company notes below the COVID-19 pandemic risk and its impact on development remains the foremost risk to schedule and scale-up activities at Keno Hill.

Alexco Environmental Group (“AEG”) – Discontinued Operations

On February 14, 2020, Alexco entered into the AEG Sale Agreement for the sale of AEG, to AEG Management led by AEG’s President (a related party transaction due to the AEG President being a key member of management of Alexco). Under the terms of the AEG Sale Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. On closing of the transaction, AEG Management paid $12,100,000 in cash, with the balance of $1,250,000 payable pursuant to a promissory note that originally was to mature on February 14, 2021. The maturity date was subsequently amended on January 18, 2021 and the receivable now matures on June 30, 2022, bearing interest of 5% for the duration of this period.

Alexco retained ownership of Elsa Reclamation & Development Company Ltd. (“ERDC”) and will execute the clean-up of historical mines in the Keno Hill Silver District under its existing contractual arrangement with the Federal Government of Canada (“Canadian Government”).

4. OUTLOOK AND STRATEGY

Production and Development at Keno Hill

Ramp-up of mining and milling operations continues in Q1 2021 with activities adjusted and moderated to comply with modified COVID-19 protocols in Yukon. Initial ore supply is being sourced from the Bellekeno underground mine where longhole drilling and blasting of residual ore is providing initial feed to the mill, with concentrate shipments to the port of Skagway commencing in Q1 2021.

The mill continues the commissioning process, including concentrate production and is operating with a modified schedule to best match the ore delivery from Bellekeno while optimizing the operational and metallurgical performance of the recent changes to the mill circuit. As atFebruary 28, 2021, 2,409 tonnes of ore have been milled at a Ag head grade of 956 grams per tonne with Ag recoveries to date of 92.9%, producing 363 dry metric tonnes of Pb/Ag concentrate. Installation of the second ball mill and concentrate regrind mills will be complete in Q2 2021, in advance of higher ore production and mill throughput. Elsewhere, expansion of the camp accommodation complex and additional miner dry/wash facilities is complete, and the new administration complex is scheduled for completion in Q1 2021.

At Bermingham, underground development is proceeding, with initial ore production anticipated in Q2 2021. At the Flame & Moth mine, underground development activities resumed in Q1 2021. At both Bermingham and Flame & Moth mines, improving underground cycle times in variable ground (quartzite and schist) remains a focus along with continued training of crews in operation of new equipment, particularly jumbos and bolters. At Bermingham, a primary ventilation raise is approximately 40% complete and breakthrough to surface is scheduled in early Q2 2021.

On balance, the current operating conditions related to COVID-19 protocols and slower underground development (partially offset by overachievement of Ag grade in ore from the Bellekeno deposit), are anticipated to improve through Q2 2021 with design throughput of 400 tonnes per day achieved in the mill in the third quarter of 2021 (“Q3 2021”). The Company cautions however, that longer term continuation or increased COVID-19 related workplace restrictions will have the effect of extending the scale-up period, possibly into the fourth quarter of 2021 (“Q4 2021”).

Alexco Resource Corp. ׀ Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Exploration

In mid-March 2021, Alexco is planning to launch a large-scale surface exploration program to drill a minimum of 25,000 m utilizing four drills with directional drill technology and focusing on infill and extend drilling primarily of the Bermingham Northeast Deep zone mineralization. The Company plans to update the existing Bermingham mineral resource estimate in Q4 2021 following receipt of results of the 2021 drilling program.

ERDC

In parallel with mine operations, Alexco, through ERDC, continues to advance the reclamation project related to historic environmental disturbances in the District. As part of Alexco’s 2006 acquisition of the United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral rights in the District, ERDC, a wholly owned subsidiary of Alexco, is party to the amended and restated subsidiary agreement (the “ARSA”) with the Canadian Government. Under the ARSA, ERDC is retained by the Canadian Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance for the reclamation of the historical environmental liabilities of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with the Canadian Government.

ERDC currently holds a Type B WUL under the Yukon Waters Act to undertake care and maintenance activities in the Keno Hill area. ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope.

The Reclamation Plan for the historical UKHM was submitted in September 2018 for environmental assessment by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). The final Evaluation Report for the Reclamation Plan to address legacy liabilities at Keno Hill was issued by YESAB in February 2020, and on July 20, 2020 a final Decision Document was issued. ERDC entered into the Yukon Water Board’s water licencing process to authorize the activities necessary to effect closure of the site. After licencing, the Reclamation Plan must be finalized for submission to Crown-Indigenous Relations and Northern Affairs Canada for approval prior to execution of the final reclamation plan.

Economic Climate

Ag, Pb and Zn historically are the primary metals found within the District. With respect to the economic climate during 2020, the price of Ag has been extremely volatile.

During 2020, the average Ag price was US$20.54 per ounce and traded from a high of US$28.89 per ounce on September 1, 2020 to a low of US$12.00 per ounce on March 19, 2020, while Pb traded between US$0.94 to US$0.72 per pound and Zn traded between US$1.29 to US$0.83 per pound. As at the date of this MD&A, spot commodity prices are approximately US$26.25 per ounce for Ag, US$0.88 per pound for Pb and US$1.24 per pound for Zn and the Canadian-US exchange rate is approximately US$0.79 per CAD.

Consensus investment analyst forecasts over the next two years for Ag average approximately US$24.33 per ounce, while forecasts for Pb and Zn average approximately US$0.90 per pound and US$1.09 per pound, respectively. The Canadian-US exchange rate consensus forecast for the next two years is US$0.76 per CAD (see “Risk Factors” in Section 11 of the MD&A for the year ended December 31, 2020, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of Alexco” and “General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability” thereunder).

Alexco Resource Corp. ׀ Page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

5. RESULTS OF OPERATIONS

Production

During Q4 2020 and FY 2020, the Company mined 2,028 tonnes of ore. Underground ore production was solely from Bellekeno where longhole drilling and blasting of residual ore provided feed to the mill. Current ore grades from Bellekeno are generally exceeding the block model grades. Bellekeno ore production will continue into Q2 2021. Underground development activities at Bermingham and Flame & Moth began in Q3 2020 and continue, with initial ore production from Bermingham targeted for Q2 2021 and from Flame & Moth targeted for Q3 2021.

During Q4 2020, the Company announced initial mill commissioning and lead/Ag and zinc concentrate production from processing Bellekeno ore. Concentrate produced in 2020 was stockpiled for shipping in 2021. Since initial commissioning, the mill has been operating on a modified rotation schedule to match ore production from the Bellekeno mine. In the mill, installation of cyclones, the addition of a new tailings filter press, installation of a new fine ore feeder, and construction of a new building around the crusher have all been completed. In the meantime, mechanical adjustments and circuit modifications related to ongoing commissioning activity continue with a focus on metallurgical performance.

ERDC

During FY 2020, under the contract with the Canadian Government for the remediation of legacy environmental liabilities at Keno Hill, ERDC completed the environmental assessment for the Reclamation Plan. The final Evaluation Report for the Reclamation Plan to address legacy liabilities at Keno Hill was issued by YESAB in February 2020 and a final Decision Document was issued on July 20, 2020. The Reclamation Plan is now in the application process for renewal of the Type B Water License, which will include the conditions for implementation of the reclamation project.

6. FINANCIAL RESULTS

Key financial metrics is summarized as follows:

	For the three months ended		For the years ended
(expressed in thousands of Canadian dollars,	December 31		December 31
except per share and share amounts)	2020	2019	2020	2019
Revenues - Reclamation Management Revenue	633	661	2,866	2,364
Operating Loss	(11,605)	(4,598)	(22,333)	(11,928)
Adjusted Loss Before Taxes[1]	(11,676)	(4,621)	(22,359)	(12,379)
Cash and cash equivalents	23,742	6,841	23,742	6,841
Net Working Capital[1]	15,353	10,090	15,353	10,090
Adjusted Net Loss from Continued Operations[1]	(9,547)	(4,753)	(16,842)	(13,188)
Net Loss from Continued Operations[2]	(15,817)	(5,560)	(38,570)	(7,699)
Shareholders
Basic and Diluted Net Loss from Continued Operations per Common Share	(0.12)	(0.05)	(0.30)	(0.07)
Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share[1]	(0.07)	(0.04)	(0.13)	(0.12)
Total assets[3]	171,667	145,353	171,667	145,353
Total non-current liabilities[4]	10,949	11,967	10,949	11,967

1.	See “Non-GAAP Measures” in Section 11 of the MD&A for the year ended December 31, 2020.

2.	Net loss from continued operations for FY 2020 includes a non-cash fair value adjustment relating to the loss from the embedded derivative asset totaling $21,728,000 (2019 – gain from the embedded derivative asset totaling $5,489,000).

3.	Total assets increased primarily as a result of additions to mineral properties and an increase in cash and cash equivalents.

4.	Total non-current liabilities decreased primarily due to decrease in deferred income tax liabilities, partially offset by recognition of non-current lease liabilities for mining equipment at Keno Hill.

Alexco Resource Corp. ׀ Page 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The Corporation reported an operating loss of $11,605,000 for Q4 2020, compared to an operating loss of $4,598,000 for Q4 2019. The Corporation reported an operating loss of $22,333,000 for FY 2020, compared to an operating loss of $11,928,000 for FY 2019. The increase in operating loss from Q4 2019 to Q4 2020 is primarily a result of an increase in mine site maintenance expense of $3,506,000 related to rehabilitation and dewatering work at the Bellekeno mine and refurbishment work at the District mill and a write-down of $2,773,000 of non-current ore in underground stockpile.

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Gain (Loss) on Embedded Derivative Asset	Expenditures Capitalized on Mineral Properties
2019-Q1	7,233	1,472	1,207	$0.01	$0.01	5,482	1,266
2019-Q2	8,694	2,034	(1,471)	$(0.01)	$(0.01)	1,005	1,690
2019-Q3	7,200	1,420	(2,308)	$(0.02)	$(0.02)	(191)	2,531
2019-Q4	6,079	1,150	(6,343)	$(0.06)	$(0.06)	(807)	1,794
2019 Total	29,206	6,076	(8,915)	$(0.08)	$(0.08)	5,489	7,281
2020-Q1	567	27	12,053	$0.10	$0.10	8,097	1,975
2020-Q2	871	(24)	(12,229)	$(0.10)	$(0.10)	(11,579)	1,396
2020-Q3	795	(153)	(15,241)	$(0.11)	$(0.11)	(11,976)	4,817
2020-Q4	633	(284)	(15,817)	$(0.12)	$(0.12)	(6,270)	10,196
2020 Total	2,866	(434)	(31,234)	$(0.23)	$(0.23)	(21,728)	18,384

1.	Sum of all the quarters may not add up to the yearly totals due to rounding.

2.	The table includes results from continued and discontinued operations. The revenue and gross profit (loss) for the 2020 periods relate to continued operations and is representative of the portion of revenue and gross profit attributable to continuing operations in prior periods.

The net income from Q1 2019 reflects a gain on the embedded derivative asset related to the Wheaton streaming agreement, offset by site-based expenditures along with general and administrative expenses of the Corporation. The net loss for Q2 2019 reflects site-based expenditures along with general and administrative expenses, which were partially offset by a non-cash fair value gain related to the embedded derivative asset on the Wheaton streaming agreement. The net loss for Q3 2019 reflects continued site-based expenditures at Keno Hill along with general and administrative expenses. The net loss for Q4 2019 reflects increased non-cash costs related to a loss on the fair value of the derivative asset related to the Wheaton stream and an increase in share-based compensation expense. The net income from Q1 2020 reflects a gain on the sale of AEG and a gain on the embedded derivative asset related to the Wheaton streaming agreement, offset by site-based expenditures along with general and administrative expenses of the Corporation. The net loss in Q2 2020 reflects a non-cash fair value loss of $11,579,000 on the embedded derivative asset related to the Wheaton streaming agreement, as well as site-based expenditures related to non-capital mill refurbishments in anticipation of mill commissioning and general and administrative expenses of the Corporation. The net loss for Q3 2020 reflects a non-cash fair value loss of $11,976,000 related to the embedded derivative asset on the Wheaton streaming agreement and an increase in site-based expenditures at the Bellekeno deposit and the District mill in preparation of mill commissioning. The net loss for Q4 2020 reflects a non-cash fair value loss of $6,270,000 on the embedded derivative asset related to the Wheaton streaming agreement, mine site expenditures at the Bellekeno deposit and the District mill in preparation for mill commissioning, and a write-down of non-current ore in stockpile at Bellekeno of $2,773,000.

The write-down of ore in stockpile of $2,773,000 is a result of the change in expectation of processing timing and higher expected costs to complete including additional costs related to dewatering in preparation for extraction.

The gain (loss) on embedded derivative asset is related to the Wheaton SPA. Changes in the fair value of the embedded derivative asset are recorded as a gain (loss) on embedded derivative asset on the statements of loss and comprehensive loss. See “Embedded Derivative Asset and Financial Instruments” in Section 8 of the MD&A for the year ended December 31, 2020 for further discussion and analysis on the gain (loss) on embedded derivative asset.

The mineral property expenditures in FY 2019 mainly reflect continued work with independent contractors on the PFS, completion of the 2019 surface exploration drilling program, and development infrastructure initiatives at site. The mineral property expenditures in Q1 and Q2 2020 reflect completion of an airborne geophysical program, development activities at site, and preparation for the upcoming surface exploration drilling program. The mineral property expenditures in Q3 2020 mainly reflect the commencement of the surface drilling program and development activities associated with the positive decision to move the District to production. The mineral property expenditures in Q4 2020 mainly reflect development activities at Bermingham and Flame & Moth.

Alexco Resource Corp. ׀ Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Mine Site Maintenance

Mine site maintenance costs during Q4 2020 totaled $4,060,000 compared to $554,000 for Q4 2019. Mine site maintenance costs for FY 2020 totaled $9,511,000 compared to $2,062,000 for FY 2019. The cost increases during the quarter and year ended December 31, 2020 compared to 2019 is directly related to mine start-up costs including rehabilitation and dewatering work at Bellekeno for initial ore production and non-capital refurbishment work at Keno Hill in preparation for mill commissioning. Included in mine site maintenance costs is depreciation expense of $1,430,000 for FY 2020 compared to $1,244,000 for FY 2019.

General and Administrative Expenses

Corporate general and administrative expenses during Q4 2020 totaled $4,488,000 compared to $3,897,000 for Q4 2019. Both periods included non-cash costs in the amounts of $2,200,000 and $2,039,000 for Q4 2020 and Q4 2019, respectively, which relate to share-based compensation, and amortization and depreciation expenses.

Corporate general and administrative expenses during FY 2020 totaled $9,615,000 compared to $9,666,

7. LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

The Corporation’s cash and cash equivalents as at December 31, 2020 totaled $23,742,000 compared to $6,841,000 as at December 31, 2019, while net working capital (see “Non-GAAP Measures” in Section 11 of the MD&A for the year ended December 31, 2020) totaled $15,353,000 compared to $10,090,000 at December 31, 2019. The Corporation’s restricted cash and deposits as at December 31, 2020 totaled $2,932,000 compared to $2,777,000 as at December 31, 2019. The Corporation faces no known liquidity issues and is not aware of any significant credit risks in any of its financial assets.

In accordance with the PFS, the pre-production capital required for the development of Keno Hill and restart of underground production operations was estimated to be $17,900,000 plus an additional $5,300,000 for working capital. During 2020, the Corporation invested a significant portion towards this pre-production capital with remainder of the expenditure outlay anticipated in 2021. As a result of the slower ramp-up of production to comply with the COVID-19 protocols in the Yukon, the Corporation anticipates that the working capital requirements will increase.

With its cash resources and net working capital on hand as at December 31, 2020, in addition to the proceeds raised from the equity financing subsequent to year end, the Corporation anticipates it will have sufficient capital resources to service the working capital requirements of its capital and development costs for a re-start of underground production operations, mine site maintenance, exploration activities, and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, any unforeseen capital and development expenditures in excess of current plans, as well as funding necessary to achieve the Corporation’s long-term objectives for the ongoing exploration and future development of its mineral properties, may require the Corporation to raise additional funding in the future.

The Corporation’s main sources of funding have been from reclamation management revenue from ERDC (and prior to February 14, 2020 from environmental services provided through AEG) and equity issuances. All sources of financings reasonably available will be considered to fund future capital requirements should they arise, including but not limited to issuance of new capital, issuance of new debt, and the sale of assets in whole or in part, including mineral property interests or other property interests. There can be no assurance of profitable mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by Management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21 of the Corporation’s financial statements for the year ended December 31, 2020.

Alexco Resource Corp. ׀ Page 8

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The Corporation manages liquidity uncertainty by monitoring actual and projected cash flows on a regular basis to try to ensure the Corporation can service its contractual obligations and commitments such as flow through financing commitments. Factors that can impact the Corporation’s liquidity are monitored regularly and include assumptions of operational levels, operating costs, capital costs and foreign exchange rates.

Cash Flows

	For the three months ended December 31		For the years ended December 31
(expressed in thousands of Canadian dollars)	2020	2019	2020	2019
Cash used in operating activities	$(8,245)	$(2,061)	$(15,703)	$(7,219)
Cash used in investing activities	(7,137)	(1,974)	(5,368)	(8,127)
Cash from (used in) financing activities	(627)	325	37,635	13,611

	$(16,009)	$(3,710)	$16,564	$(1,735)

Cash used in operating activities was $8,245,000 for Q4 2020 versus $2,061,000 for Q4 2019. The majority of cash used in operating activities during Q4 2020 was expended on site-based maintenance costs including costs to advance the Bellekeno deposit to production. The Corporation continued with non-capital mill refurbishments and general and administrative expenses. Cash used in investing activities was $7,137,000 for Q4 2020 versus $1,974,000 for Q4 2019. The increase in cash used in investing activities during Q4 2020 primarily related to the positive decision to proceed to development and production at Keno Hill and the related increased development costs and purchases of underground equipment and mill upgrades at Keno Hill. The cash used in financing activities was $627,000 for Q4 2020 versus cash from financing activities of $325,000 for Q4 2019. The cash used in financing activities in Q4 2020 related to repayment of lease liabilities, partially offset by the exercise of stock options. The cash from financing activities in Q4 2019 primarily related to the exercise of stock options, partially offset by the repayment of lease liabilities.

Cash used in operating activities was $15,703,000 for FY 2020 versus $7,219,000 for FY 2019. The majority of cash used in operating activities during 2020 was expended on site-based maintenance costs. The Corporation continued with non-capital mill refurbishments and general and administrative expenses. Cash used in investing activities was $5,368,000 for FY 2020 versus $8,127,000 for FY 2019. The decrease in cash used in investing activities was primarily related to the positive decision to proceed to development and production at Keno Hill and the related increased development costs and purchases of underground equipment and mill upgrades at Keno Hill, partially offset by the proceeds from the sale of AEG. Cash from financing activities was $37,635,000 for FY 2020 versus $13,611,000 for FY 2019. The increase in cash from financing activities was primarily related to two equity financings during FY 2020 with net proceeds of $36,086,000 versus two equity financings with net proceeds of $10,836,000 during FY 2019.

Capital Resources

On November 2, 2020 the Corporation filed a short-form base shelf prospectus (the “Shelf”) with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which allows the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following November 2, 2020. As of the date of this MD&A, $11,700,666 has been applied against this Shelf.

On January 28, 2021, subsequent to year end, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through CEE Shares priced at $4.48 per CEE Share; and (ii) 651,100 flow-through CDE Shares priced at $3.84 per CDE Share. The proceeds from the CEE Shares will used to fund the 2021 surface exploration drilling program and the proceeds from the CDE Shares will be used for underground development at the Flame & Moth and Bermingham deposits in Q1 and Q2 2021.

Alexco Resource Corp. ׀ Page 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

On July 7, 2020, the Corporation closed the July 2020 Offering of 10,994,000 common shares at a price of $2.73 per share for gross proceeds of $30,013,620, for which such proceeds were used as follows:

(expressed in thousands of Canadian dollars)	Estimated Amount to be Expended	Approximate Amount Expended (2)
Use of Proceeds:
Underwriters’ fee in respect of July 2020 Offering	$1,351	$1,351
Costs of the July 2020 Offering	200	300
Development and site expenditures at Keno Hill Silver Project	15,000	12,984
General working capital purposes(1)	13,463	10,286
	$30,014	$24,921

1.	Net proceeds of $3,679,930 from the exercise in full of the underwriter’s over-allotment option were added to general working capital.

2.	Approximate amounts expended as of the date of this MD&A.

On March 27, 2020, the Corporation closed the March 2020 Offering and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948 for which such proceeds were used as follows:

(expressed in thousands of Canadian dollars)	Estimated Amount to be Expended	Approximate Amount Expended (2)
Use of Proceeds:
Underwriters’ fee in respect of March 2020 Offering	$518	$518
Costs of the March 2020 Offering	225	339
Development and site expenditures at Keno Hill Silver Project	4,000	4,000
General working capital purposes(1)	3,883	3,769
	$8,626	$8,626

1.	Net proceeds of $1,057,616 from the exercise in full of the underwriter’s over-allotment option were added to general working capital.

2.	Approximate amounts expended as of the date of this MD&A.

On February 14, 2020, the Corporation completed the sale of AEG to AEG Management in consideration of $13,350,000, of which $12,100,000 was paid in cash on closing with the balance of $1,250,000 payable pursuant to a promissory note that was originally set to mature on February 14, 2021. The maturity date was subsequently amended on January 18, 2021 and the receivable now matures on June 30, 2022, bearing interest of 5% for the duration of this period.

On June 7, 2019, the Corporation completed a bought deal public offering and issued 6,500,000 common shares at a price of US$1.00 ($1.33) per share for aggregate gross proceeds of US$6,500,000 ($8,634,000). The Corporation incurred share issuance costs of $965,000 for net cash proceeds of $7,669,000.

On April 23, 2019 the Corporation completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3,500,000. The flow-through common shares are comprised of: (i) 1,579,000 CEE Shares priced at C$1.90 per CEE Share; and (ii) 263,200 CDE Shares priced at C$1.90 per CDE Share.

Alexco Resource Corp. ׀ Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of Canadian dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years		After 5 years
Operating Leases	$1,137	$278	$859	$	Nil	$	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	7,322	503	453		459		5,907
Committed Expenditures:
Purchase obligations	8,001	3,825	4,116		60		Nil
Total	$16,460	$4,606	$5,428		$519		$5,907

Share Data

As at the date of this MD&A, the Corporation has 141,931,174 common shares issued and outstanding. In addition, there are outstanding incentive share options exercisable into a further 8,761,702 common shares, warrants to be settled by way of common shares issued from treasury for a further 2,000,000 common shares, restricted share units to be settled by way of common shares issued from treasury for a further 316,339 common shares and deferred share units to be settled by way of common shares issued from treasury for a further 528,000 common shares.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS

Embedded Derivative Asset

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014, and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver sold by the Corporation from its Keno Hill District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered (the “Original Production Payment”). After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

Subsequently on March 29, 2017 and August 5, 2020, the Corporation and Wheaton amended the SPA (the “Amended SPA”), which ultimately culminated in Wheaton continuing to receive 25% of the life of mine payable silver from the Keno Hill Silver District and the Original Production Payment replaced with a new production payment to the Corporation to be based on a new payment formula (the “Amended Production Payment”) as outlined below:

●	During the earlier of the initial two years ending August 4, 2022, or eight million ounces of payable Ag production (the “Initial Period”), the Amended Production Payment from Wheaton to the Corporation will be adjusted on a curve. The Amended Production Payment formula during the Initial Period is a linear equation that pays 90% of spot price at US$15 per ounce Ag (and below) and 10% of spot price at US$23 per ounce Ag (and above); and

●	Following the Initial Period, the Amended Production Payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce Ag (and below) and 10% of spot price at US$23 per ounce Ag (and above).

Alexco Resource Corp. ׀ Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Additional terms of the amendments include a date for completion of the 400 tonne per day mine and mill completion test to December 31, 2021. If the completion test is not satisfied by December 31, 2021, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2021. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the March 29, 2017 amendment, on April 10, 2017 the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. This amendment introduced the variable production payment to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative asset within the Amended SPA. The embedded derivative asset was initially recorded at fair value, which was consistent with the value of the consideration paid to Wheaton and subsequently revalued at each period end.

On August 5, 2020 the Corporation issued 2,000,000 common share purchase warrants (the “Wheaton Warrants”) to Wheaton, which partially compensated for amending the terms of the SPA. Each Wheaton Warrant entitles Wheaton to purchase one common share of the Corporation at an exercise price of $3.50, expiring August 5, 2025, with a fair value of $4,806,000 (US$3,624,000).

Management has concluded that the Amended SPA on August 5, 2020 was additional consideration received from Wheaton in order to preserve the long-term commercial viability of Keno Hill District properties and realize their 25% interest. On the date of the amendment, management valued the embedded derivative asset under the previously effective terms and again under the revised terms, and the gain to the Corporation, net of the warrants issued, of $14,835,000 was credited against the exploration and evaluation assets balance.

During FY 2020, the change in fair value of the embedded derivative asset related to the Wheaton SPA resulted in a fair value adjustment of $(21,728,000) (2019 – $5,489,000). The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the Amended Production Payment under the Amended SPA which varies depending on the Ag pricing curve. The model currently relies upon inputs from the current mine plan, and considers payable ounces delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, Ag price forward curve, historical Ag price volatility, mineral reserves and resources and the production profile.

Based on assumptions used in the dynamic valuation model, the value of the derivative asset as at December 31, 2020 is $13,074,000. If, for example, Ag prices were to decline from the current spot and forward prices as at December 31, 2020 to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $39,945,000. Similarly, if the Ag price was to increase to US$30 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $10,352,000. The impacts of these changes in the embedded derivative asset value on the balance sheet are recorded through other income (expenses) on the consolidated statements of loss and comprehensive loss. The inputs that have had the greatest influence on the dynamic valuation model to date include the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, Ag price forward curve, historical Ag price volatility, mineral reserves and resources and the production profile.

As discussed above, the valuation model for the embedded derivative asset related to the Wheaton SPA currently relies upon inputs from the current mine plan, such as payable ounces delivered, and will be updated as a result of updated studies, mine plans and actual production. Furthermore, the valuation model for the embedded derivative asset is updated quarterly to utilize a probability based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and Ag price assumptions being updated quarterly are based on the risk-free yield curve and Ag price forward curve at quarter end.

Alexco Resource Corp. ׀ Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Ag Price Increase	Decrease
Ag Price Volatility Increase	Decrease
Decrease in timeframe to reach production	Increase
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease

Management expects that changes in the fair value of the embedded derivative asset prior to mine production will largely be driven by the risk-free yield curve and Ag price forward curve as well as proximity to production date. In a market where the price of Ag is static, these changes are expected to be nominal relative to a production scenario, at which time management expects the variability of the fair value adjustments to increase significantly as Ag ounces are mined and delivered to Wheaton. In volatile Ag price environments, the valuation changes to the embedded derivative asset are expected to be material.

Financial Instruments

All of the Corporation’s cash and cash equivalents as at December 31, 2020 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, its promissory note receivable, and its investment in marketable securities.

As at December 31, 2020, a total of $2,932,000 of the Corporation’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of the Corporation’s mineral properties. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held as at December 31, 2020 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 0.25% and 1.5% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

Substantially all the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables as at December 31, 2020 total $1,883,000, and primarily relates to a receivable from a government agency. The Corporation is exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. Because of factors including that its customers have been considered a low default risk to date, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2020.

The Corporation’s promissory note receivable as at December 31, 2020 totals $1,250,000 and relates to the sale of AEG. The Corporation is exposed to credit losses due to the non-performance of its counterparties and considering its promissory note is with one party, concentrating the risk, it does consider this to be a material risk. Furthermore, the maturity date of the promissory note receivable was deferred from February 14, 2021 to June 30, 2022, bearing interest of 5% for the duration of this period and payable on maturity. This deferral was negotiated and approved by both parties on January 14, 2021. The Corporation considered the expected lifetime credit losses associated with the deferral, and considering the continued business relationship with Ensero Solutions, Inc (formerly AEG), concluded it was nominal as at December 31, 2020.

Alexco Resource Corp. ׀ Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities and the embedded derivative asset are adjusted to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured as at December 31, 2020, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute Level 1 measurements.

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations and mineral exploration occur in Canada. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

9. KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the years ended December 31, 2020 and 2019 was as follows:

	For the three months ended December 31		For the years ended December 31
(expressed in thousands of Canadian dollars)	2020	2019	2020	2019
Salaries and other short-term benefits	$452	$566	$1,942	$2,614
Share-based compensation	1,017	1,131	1,979	2,990
	$1,469	$1,697	$3,921	$5,604

10. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Corporation’s significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2020 annual consolidated financial statements.

11. NON-GAAP MEASURES

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measures are given below and may differ from similarly named measures provided by other issuers. We disclose these measures because we believe it assists readers in understanding Alexco’s financial position. These measures should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Adjusted Loss Before Taxes, Adjusted Net Loss from Continued Operations and Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share

The Adjusted Loss Before Taxes excludes amounts recorded with respect to the change in fair value on the embedded derivative asset related to the Wheaton stream, and within this MD&A is provided before tax, net of tax and on a per-share basis (see Adjusted Net Loss from Continued Operations and Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share). These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco Resource Corp. ׀ Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

These measures are reconciled to Loss Before Taxes from the consolidated statements of loss and comprehensive loss for FY 2020 and FY 2019. Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share has been calculated using the same weighted average number of common shares outstanding included in the consolidated statements of loss and comprehensive loss for FY 2020. The reconciliation is as follows:

	For the three months ended December 31		For the years ended December 31
(expressed in thousands of Canadian dollars)	2020	2019	2020	2019
Loss Before Taxes	$(17,946)	$(5,428)	$(44,087)	$(6,890)
Subtract:
Gain (loss) on embedded derivative asset	(6,270)	(807)	(21,728)	5,489

Adjusted Loss Before Taxes	(11,676)	(4,621)	(22,359)	(12,379)

Income Tax Provision (Recovery)	(2,129)	132	(5,517)	809

Adjusted Net Loss from Continued Operations	$(9,547)	$(4,753)	$(16,842)	$(13,188)

Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share	$(0.07)	$(0.04)	$(0.13)	$(0.12)

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and result from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital includes: cash and cash equivalents, accounts and other receivables, investments, inventories, and prepaid expenses and other, less accounts payable and accrued liabilities, lease liabilities, and environmental services contract loss provision. Excluded components are deferred revenue and flow-through share premium pending renunciation.

12. DISCLOSURE CONTROLS AND PROCEDURES

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alexco Resource Corp. ׀ Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

As required under National Instrument 52-109, management advises that during Q1 2020, the Corporation’s employees began working remotely from home. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2020.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

13. RISK FACTORS

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors, as well as risks not currently known to the Corporation or that the Corporation currently deems to be immaterial, could materially affect the Corporation's future business, financial condition, results of operations, earnings and prospects, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Readers are encouraged to review other specific risk factors which are discussed elsewhere in this MD&A, as well as in the Corporation’s consolidated financial statements (under the headings “Description of Business and Nature of Operations”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and in the Corporation’s Annual Information Form for the year ended December 31, 2020.

Negative Cash Flow From Operating Activities

The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements. See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders. The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Alexco Resource Corp. ׀ Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long-term viability of the Corporation and its operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Corporation’s properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Corporation’s properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Corporation’s properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, governmental or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations and profitability.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	mineral reserve, mineral resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Amendments to SPA with Wheaton

The amendments to the SPA with Wheaton, requires that to satisfy the completion test under the Amended SPA, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2021. If the completion test is not satisfied by December 31, 2021, the outcome could materially adversely affect the Corporation as it would be required to pay a capacity related refund to Wheaton in the maximum amount of US$8.8 million. The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital. In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Amended SPA. The valuation model for the embedded derivative asset related to the SPA with Wheaton is based on a number of assumptions. The value of the derivative asset as at December 31, 2020 is $13,074,000. If, for example, the Ag price was to increase to US$30 per ounce, and all other assumptions remained the same, the approximate derivative asset value would be $10,352,000.

Alexco Resource Corp. ׀ Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Keno Hill Silver District

While the Corporation has conducted exploration activities in the District, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Decisions by the Corporation to proceed with the construction and development of mines are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, fire, rock falls and earthquakes, unusual or unexpected ground conditions, geological formation pressures, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole, particularly in light of the COVID-19 pandemic. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid-2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Re-starting mining operations is necessitating the hiring and retention of mine and mill personnel. It may be difficult for Alexco to find and hire qualified people in the mining industry who are situated in the Yukon, or to obtain all of the necessary services or expertise in Yukon or to conduct operations on Alexco’s projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the Yukon, the Corporation may need to seek and obtain those services from people located outside of this area, which may require work permits and compliance with applicable laws and could result in delays and higher costs. However, hiring outside of the Yukon may also be challenging due to the ongoing COVID-19 pandemic and travel restrictions that limit travel between territories, provinces and countries. See “Risk Factors – Public Health Crisis”.

Alexco Resource Corp. ׀ Page 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Dependence on Management

The success of the operations and activities of the Corporation is dependent to a significant extent on the efforts and abilities of its management team. The Corporation does not maintain key employee insurance on any of its employees. The Corporation depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Corporation’s business and financial condition.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities and commencement of production on its properties require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications, which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake. Specifically, the Corporation plans to increase production at the District to 550 t/d pursuant to the PFS, which requires an amendment to the Quartz Mining License. There can be no guarantee that the Corporation will receive the amendment. Additionally, delays in receiving any requisite license amendment could adversely affect the Corporation’s profitability.

Any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation’s mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Surety Bonding Risks

Alexco secures its obligations for reclamation and closure costs with surety bonds provided by leading global insurance companies in favour of regulatory authorities in the Yukon. These surety bonds include the right of the surety bond provider to terminate the relationship with Alexco on providing notice of up to 90 days. The surety bond provider would, however, remain liable to the regulatory authorities for all bonded obligations existing prior to the termination of the bond in the event Alexco failed to deliver alternative security satisfactory to the regulator. Alexco may require additional capital to accomplish its exploration and development plans and fund strategic growth and there can be no assurance that financing will be available on terms acceptable to Alexco, or at all. Alexco may require additional financing to advance the Keno Hill Silver District to commercial production. This potential financing requirement could adversely affect Alexco’s ability to access the capital markets in the future. Failure to obtain sufficient financing, or financing on terms acceptable to Alexco, may result in a delay or indefinite postponement of exploration, development or production at its properties. Additional financing may not be available when needed and the terms of any agreement could impose restrictions on the operation of the Corporation’s business. Failure to raise financing when needed could have a material adverse effect on the business, financial condition, results of operations and prospects.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments – including international trade restrictions. During the year ended December 31, 2020 and 2021, the prices of silver, lead and zinc have been extremely volatile. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Mine site and maintenance costs during 2020 totaled $9,501,000 compared with $2,062,000 for 2019. The costs in 2020 were primarily related to rehabilitation and dewatering work at the Bellekeno mine in preparation for initial ore production and non-capital refurbishment work at Keno Hill in preparation for mill commissioning while the 2019 expenditures were significantly less due to the reduced level of activity in 2019. Additionally, due to worldwide economic uncertainty, as well as the continued COVID-19 pandemic, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

Alexco Resource Corp. ׀ Page 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon. Intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities is evolving. There can be no guarantee that such claims and uncertainties will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer, or land claims, and title may be affected by undetected defects. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. As a result, the Corporation may be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation’s title to its mineral properties would adversely affect the Corporation’ business and financial condition.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The Corporation's consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, uncertainties and assumptions with respect to mineral reserves and mineral resource estimates, impairment and impairment reversals of non-current non-financial assets, decommissioning and rehabilitation provision, and the fair value of derivatives. If the Corporation’s management rely on the information in the financial statements in making certain decisions, which information later proves to be inaccurate, it could have an adverse effect on the operating results of the Corporation.

Alexco Resource Corp. ׀ Page 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The Corporation prepares budgets and estimates of cash costs and capital costs for its operations. Despite the Corporation’s best efforts to budget and estimate such costs, the costs required by the Corporation’s projects may be significantly higher than anticipated. The Corporation’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; continued impact of the COVID-19 pandemic on the economy; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Corporation’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Corporation’s business, results of operations and financial condition. Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required. Any delays or costs overruns or operational difficulties could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market instability include contraction in credit markets resulting in a widening of credit risk, and devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets. If the current instability and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

•	the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation’s environmental services business and/or reduce demand for the Corporation’s services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Alexco Resource Corp. ׀ Page 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Certain of the Corporation’s Directors and Officers: Involvement with Other Natural Resource Companies

Some of the Corporation’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.

The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting. The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Exemption from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934

The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Corporation is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Corporation’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Corporation’s securities.

Enforcement of judgments

The Corporation is a Canadian corporation and certain of its directors, officers and experts are neither citizens nor residents of the United States. A substantial part of the assets of the Corporation and of certain of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Corporation; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Corporation.

Information Systems and Cyber Security

The Corporation’s information systems, and those of its suppliers and other counterparties, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Corporation’s information through fraud or other means of deceiving the Corporation’s counterparties.

The Corporation’s operations depend, in part, on how well the Corporation and its counterparties protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

There can be no assurance that the Corporation will not incur any material losses relating to cyber-attacks or other information security breaches in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Public Health Crisis

The Corporation’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and Asia. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary and a number of jurisdictions, including in Canada and the United States, have started to lift certain COVID-19 related restrictions, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

Alexco Resource Corp. ׀ Page 22

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The risks to the Corporation of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Corporation is uncertain and these factors are beyond the Corporation’s control; however, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases of COVID-19 in British Columbia and the Yukon Territory, may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation continues to have in place a COVID-19 management and response plan. As the Corporation advances into Keno Hill’s final development and operations phase, the management plan will continue to be modified as conditions change including government restrictions and protocols. As of March 11, 2021, Yukon has in place a 14-day self-isolation requirement for all persons entering the Yukon regardless of jurisdiction. The Corporation was granted an alternative self-isolation plan to allow Keno Hill employees to self-isolate at the mine site camp accommodations. The protocols that are expected to continue during the development and production phases include:

•	Registered nurse on staff at Keno Hill at all times;

•	Anyone arriving at site completes COVID-19 pre-screen questionnaire, temperature recorded, cleared by medic;

•	Separate air charters for Yukon resident employees to reduce interaction with employees from other jurisdictions;

•	Separate camp accommodation for Yukon resident employees to reduce interaction with employees from other jurisdictions;

•	No non-essential visitors at site;

•	Delivery drivers not permitted in camp/facilities and must remain in truck;

•	Work being conducted remotely when possible;

•	Only Yukon resident employees allowed in the dining hall and use of the gym recreation facilities;

•	Mandatory hand washing and use of hand sanitizer every time personnel enter the dining hall;

•	Increasing disinfecting frequency in the bunkhouse and dining hall;

•	Sanitation wipes are available in the gym and phone room and must be used;

•	Isolation buildings and rooms have been established along with procedures to deal with any potential COVID-19 cases;

•	Contingency plans have been established for case management;

•	For travel days, physical distancing is maximized to the greatest extent possible;

•	Reducing the number of workers in any one vehicle;

•	Avoiding non-essential travel to remote communities.

Delays related to COVID-19 could affect the Corporation’s ability to advance development and reach production with such risks to include challenges in recruiting and retaining staff and personnel, restricted access for employees and contractors at the mine site, equipment and materials not being delivered to site on schedule or at all, and further inefficiencies required to be put in place to health and safety resulting in less productivity.

Alexco Resource Corp. ׀ Page 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, requirements for additional capital and sources, uses of funds, and the Company’s ability to successfully withstand the impact of the COVID-19 pandemic. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of exploration, development and mining activities; inability of the Corporation to finance the development of its mineral properties; uncertainty of capital costs, operating costs, production and economic returns; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Corporation’s mineral deposits; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the Corporation’s need to attract and retain qualified management and technical personnel; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; risks related to governmental regulation, including environmental regulation; delays or inability of the Corporation in obtaining governmental approvals necessary to develop and operate mines on the Corporation’s properties; inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all; variations in interest rates and foreign exchange rates; and the impact of COVID-19 and the instability thereof, including disruption or delay of exploration and mining activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the Amended SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2020; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS; (7) the actual nature, size and grade of its mineral reserves and mineral resources are materially consistent with the mineral reserve and mineral resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill project is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under the headings “Critical Accounting Estimates and Judgments” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Alexco Resource Corp. ׀ Page 24

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES

The following tables sets forth the estimated Probable Mineral Reserves and Mineral Resources for the Corporation’s mineral properties within the KHSD:

Summary of Mineral Reserves Estimates

Category [1,2,4]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Probable	Bellekeno[3]	40,109	843	-	11.8	6.3	1,087,000
	Lucky Queen[3]	70,717	1,244	0.12	2.6	1.4	2,828,000
	Flame & Moth[3]	704,211	672	0.49	2.7	5.7	15,215,000
	Bermingham[3]	362,343	972	0.13	2.6	1.3	11,323,000
Total Probable Mineral Reserves		1,177,380	804	0.34	3.0	4.1	30,453,000

1.	All mineral reserves for this table have the effective date of March 28, 2019 and are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	All numbers have been rounded to reflect the relative accuracy of the estimates.

3.	The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and the PFS filed on SEDAR dated February 13, 2020 with an effective date of March 28, 2019.

4.	The disclosure regarding the summary of Probable Mineral Reserves for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

Summary of Indicated and Inferred Resource Estimates

Category [1,2,3,7,9]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno2,4&5	262,000	585	n/a	3.5	5.3	4,928,000
	Lucky Queen2,4&6	132,300	1,167	0.2	2.4	1.6	4,964,000
	Flame & Moth2,4&6	1,679,000	498	0.4	1.9	5.3	26,883,000
	Onek4&6	700,200	191	0.6	1.2	11.9	4,300,000
	Bermingham2,4&5	1,102,300	930	0.1	2.4	1.7	32,959,000
Total Indicated Sub-Surface Deposits		3,875,800	594	0.3	2.0	5.3	74,034,000
	Elsa Historical Tailings[7]	2,490,000	119	0.1	1.0	0.7	9,527,000
Total Indicated All Deposits		6,365,800	408	0.3	1.6	3.5	83,561,000
Inferred	Bellekeno4&5	243,000	428	n/a	4.1	5.1	3,344,000
	Lucky Queen4&6	257,900	473	0.1	1.0	0.8	3,922,000
	Flame & Moth4&6	365,200	356	0.3	0.5	4.3	4,180,000
	Onek4&6	285,100	118	0.4	1.2	8.3	1,082,000
	Bermingham4&5	509,400	717	0.2	1.7	1.5	11,743,000
Total Inferred		1,660,600	455	0.2	1.6	3.7	24,271,000

1.	All Mineral Resources, except the Elsa Historical Tailings Resource, are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.	Indicated Mineral Resources are inclusive of Mineral Reserves estimates.

3.	Mineral Resources are not all Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.	The Mineral Resource estimates comprising Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and the technical report filed on SEDAR dated February 13, 2020 with an effective date of March 28, 2019.

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5.	The mineral resource estimate for the Bermingham and Bellekeno deposits are based on mineral resource estimates having an effective date of March 28, 2019. The Bellekeno deposit has been depleted to reflect all mine production from the Bellekeno mine to date.

6.	The mineral resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.	The mineral resource estimate for the Elsa Tailings has an effective date of April 22, 2010 and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”. The Elsa Historical Tailings Resource is classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005 of NI 43-101.

8.	The disclosure regarding the summary of estimated Mineral Resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Dr. Gilles Arseneau, P.Geo (Lucy Queen, Flame & Moth, and Onek deposits), Cliff Revering, P.Eng (Bermingham deposit), and David Farrow, P.GEO.PrSciNat (Bellekeno deposit), Qualified Persons as defined by NI 43-101.

Summary of Historical Resource Estimates

		Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Historical Resources	Silver King[1,2]

	Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

1.	Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A Qualified Person (as defined by NI 43-101) has not done sufficient work to classify this estimate of historical resources as current Mineral Resources or Mineral Reserves, nor is Alexco treating this historical estimate as current Mineral Rresources or Mineral Reserves.

2.	The disclosure regarding the summary of historical Mineral Resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

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16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES

The material scientific and technical information in respect of Alexco’s KHSD project in the MD&A, unless otherwise indicated, is based upon the information contained in the PFS. Readers are encouraged to read the PFS, which is available under the Corporation’s profile on SEDAR, for detailed information concerning KHSD. All disclosure contained in this MD&A regarding the Mineral Reserves and Mineral Resource estimates and economic analysis on the property is fully qualified by the full disclosure contained in the PFS.

A production decision which is made without a feasibility study of Mineral Reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 2% Inferred Mineral Resources (as defined herein) in the mine plan.

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101— Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian securities administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission (the “SEC”).

Under Canadian rules, estimates of Inferred Mineral Resources (as defined herein) may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource (as defined herein) and must not be converted to a mineral reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC’s new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Corporation ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Corporation will be subject to the SEC’s new rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this MD&A that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Additional Information

Additional information relating to Alexco, including Alexco’s Annual Information Form for the year ended December 31, 2020 can be found on the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.alexcoresource.com and the Edgar website at www.sec.gov.

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